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                                                                  Exhibit (B)(1)

[LETTERHEAD OF NBD APPEARS HERE]



April 8, 1999

Mr. William J. Barrett
Secretary
Supreme Industries, Inc.
PO Box 463
Goshen, IN 46527



Dear Mr. Barrett:

NBD Bank is pleased to advise you we have approved the financing proposed for Supreme Industries, Inc. Subject to your acceptance of the terms and conditions stated in this letter, the Bank agrees to extend the following credit facility.

Borrower
--------
Supreme Industries, Inc. and Supreme Corporation

Amount and Type
---------------
Up to a $20,000,000 Unsecured Five Year Term Loan with a Seven Year commercial amortization. The Term Loan repayment would be structured with quarterly principal and interest payments.

Earnings Recapture Provision
----------------------------
Additional principal payments would be required based upon an earnings recapture provision of 20% of annual net income over $5,000,000. The additional principal payment requirement would be capped at $1,000,000.

Prepayment
----------
Borrower may prepay all of a portion of the Loan without penalty, except any portion of any loan as to which an election for a continuation of or a conversion to a Eurodollar Rate Loan is pending.

Purpose
-------
Purchase up to 2,000,000 shares of Supreme Industries, Inc. stock at a price not to exceed $10 per share.

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  [NBD LOGO
APPEARS HERE]

Interest Rate
-------------


        T/L to T/N/W                    LIBOR PLUS
        ------------                    ----------
        1.26 to 2.50                    115 basis points
        0.76 to 1.25                    100 basis points
        Less than 0.75                   90 basis points

Term
----
Five years from date of funding.


Guarantors
----------
The following entities shall jointly and severally guaranty all indebtedness of the Borrower to the Bank: Supreme Corp. of Texas, Supreme Truck Bodies of California, Supreme Mid-Atlantic, Supreme/Murphy Truck Bodies, SC Tower Structural Laminating, Inc., SC Freedom One, Inc., Atlantic Sales Corporation


Covenants (Subject to final negotiation between the Borrower and the Bank)
--------------------------------------------------------------------------
1.  Current Ratio not less than 1.50:1.00.
2.  Debt Service Coverage not less than 1.40:1.00.
3. Tangible Net Worth not less than $28,000,000 increasing annually by 50% of net income.
4.  Total liabilities to Tangible Net Worth not to exceed 2.50:1.00


Fees and Expenses
-----------------
Borrower agrees to pay a facility fee of 1/4 of 1% at the time of closing. Borrower also agrees to reimburse the Bank for all its out-of-pocket expenses, including reasonable legal fees.


Reporting Requirements
----------------------
1.  Annual Audited financial statement.
2.  Annual form 10-K.
3.  Quarterly form 10-Q.
4.  Monthly financial statement.


Miscellaneous
-------------
This loan commitment is a summary proposal and is subject to the final negotiation of loan covenants and formal documentation. This documentation will be an amendment to the existing credit agreement as amended. If there is any difference between the terms and conditions to this letter and the loan documents, the terms and conditions of the loan documents shall govern.


Expiration
----------
This loan proposal shall expire April 30, 1999 unless extended by the Bank.
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  [NBD LOGO
APPEARS HERE]


We appreciate the opportunity to continue to work with Supreme. As always please call me should you have any questions. If you accept the terms and conditions above, please indicate your acceptance in the space provided below and return a copy to me.

Sincerely,

/s/ Daniel C. Oakley

Daniel C. Oakley
Vice President
Corporate Banking

Accepted and agreed on April 9, 1999.

Supreme Industries, Inc.

By:      /s/ William J. Barrett
    ---------------------------------
      William J. Barrett, Secretary